Exhibit 97.1
Crestwood Equity Partners LP Clawback Policy

This Clawback Policy (the “Policy”) has been adopted by the Compensation Committee of the Board of Directors (the “Board”) of Crestwood Equity GP LLC, a Delaware limited liability company (the “General Partner”), the general partner of Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”) effective as of November 10, 2022. The Policy will be administered by the Board or a committee of the Board designated to act for the Board on any matter that the Board determines is or may be covered by this Policy (the “Administrator”).

In the event of an accounting restatement of the Partnership’s financial statements due to the material noncompliance of the Partnership with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), the Administrator shall, as to any Executive Officer who Received Incentive Compensation during the Relevant Recovery Period, cause the Partnership to require the reimbursement by the Executive Officer of all or a portion of any Incentive Compensation. The amount of Incentive Compensation subject to recovery is the incremental amount during the Relevant Recovery Period, that the Administrator determines was Received in excess of the amount that would have been Received based upon the Restatement, computed without regard to any taxes paid. For Incentive Compensation based on the Partnership’s unit price or total unitholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (i) the amount will be based on a reasonable estimate of the effect of the Restatement on the unit price or total unitholder return upon which the Incentive Compensation was Received; and (ii) the Partnership will maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange.

For purposes of this Policy, the following terms will have the meanings set forth below:

“Executive Officer” means any current or former employee within the Relevant Recovery Period that is or was the Partnership’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Partnership in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Partnership. Employees of the General Partner or the Partnership’s subsidiaries are deemed Executive Officers subject to this Policy if they perform such policy making functions for the Partnership.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Partnership’s financial statements, and any measures that are derived wholly or in part from such measures, including unit price and total unitholder return.

“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation is deemed “Received” in the Partnership’s fiscal period during which the Financial Reporting Measure

Exhibit 97.1
specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Relevant Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date and any transition period resulting from a change in the Partnership’s fiscal year within or immediately following the three completed fiscal years.

“Restatement Date” means the date that is the earlier to occur of (i) the date the Administrator concludes, or reasonably should have concluded, that the Partnership is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Partnership to prepare a Restatement.

The Partnership must recover erroneously awarded Incentive Compensation pursuant to this Policy, except to the extent that the following conditions of (a), (b) or (c) are met, and the Administrator, or in the absence of the Administrator, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

(a)The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive Compensation based on expense of enforcement, the Partnership must make a reasonable attempt to recover such erroneously awarded Incentive Compensation, document such reasonable attempts to recover, and provide that documentation to the exchange or association.

(b)Recovery would violate home country law where that law was adopted prior to October 26, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive Compensation based on violation of home country law, the Partnership must obtain an opinion of home country counsel, acceptable to the New York Stock Exchange, that recovery would result in such a violation, and must provide such opinion to the New York Stock Exchange.

(c)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

To the extent the Administrator determines recovery is required pursuant to this Policy, it shall provide the Executive Officer written notice. Each Executive Officer will be required to agree in writing (i) to be bound by this Policy and (ii) not to seek indemnification or contribution from the Partnership for any amounts reimbursed or clawed back.

The Board may amend this Policy from time to time, including to address the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and resulting rules and regulations issued by the Securities and Exchange Commission or any stock exchange. The validity, construction, and effect of the Policy and any determinations relating to the Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles. The Administrator (and each member thereof) shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the

Exhibit 97.1
Partnership, legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Policy. Subject to applicable law, the Administrator, in its sole discretion, may delegate any or all of its powers and duties under the Policy, to specified officers of the Partnership, subject to such limitations on such delegated powers and duties as the Administrator may impose, if any.